                                                   ----------------------------
                                                           OMB APPROVAL
                                                   ----------------------------
                                                    OMB Number:......323-0145
                                                   ----------------------------
                         UNITED STATES              Expires:   August 31, 1999
               SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                      Washington, D.C. 20549        hours per response...14.90
                                                   ----------------------------


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO.     1        )*
                                                -------------

                                  Cardima, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14147M106
                  --------------------------------------------
                                 (CUSIP Number)


                               January 1, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/X/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages

 CUSIP No.   14147M106        SCHEDULE 13G       Page   2   of   10   Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Chase Venture Capital Associates, L.P.
          13-337-6808

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /
                                                               (b) / /
   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
                          5     SOLE VOTING POWER
    NUMBER OF                     505,069
     SHARES
   BENEFICIALLY           6     SHARED VOTING POWER
     OWNED BY                     Not applicable.
       EACH
     REPORTING            7     SOLE DISPOSITIVE POWER
      PERSON                      505,069
       WITH
                          8     SHARED DISPOSITIVE POWER
                                  Not applicable.


  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          505,069

 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           / /

 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.1%

 12      TYPE OF REPORTING PERSON*
           PN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 10 Pages

                                 SCHEDULE 13G

Issuer:  Cardima, Inc.                                 CUSIP Number: 14147M106



Item 1.

                   (a) Name of Issuer:
                       Cardima, Inc.

                   (b) Address of Issuer's Principal Executive Offices:
                       47266 Benicia Street
                       Freemont, California  94538

Item 2.

                   (a) Name of Person Filing:
                       Chase Venture Capital Associates, L.P.
                       Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                   (b) Address of Principal Business Office or, if none,
                       Residence:
                       380 Madison Avenue, 12th Floor
                       New York, New York  10017

                   (c) Citizenship:
                       See Row 4 on cover page.

                   (d) Title of Class of Securities (of Issuer):
                       Common Stock

                   (e) CUSIP Number:
                       14147M106


Item 3.            If this statement is filed pursuant to
                   Sections 240. 13d-1(b) or 240. 13d-2(b) or (c), check
                   whether the person filing is a:

                       Not applicable.


Item 4.            Ownership


                   (a) Amount Beneficially Owned:
                       505,069 (as of December 31, 1998)


                   (b) Percent of Class:
                       6.1% (as of December 31, 1998)


                              Page 3 of 10 Pages

                                 SCHEDULE 13G

Issuer:  Cardima, Inc.                                 CUSIP Number: 14147M106


                   (c) Number of shares as to which such person has:

                       (i)     505,069
                       (ii)    Not applicable.
                       (iii)   505,069
                       (iv)    Not applicable.

Item 5.            Ownership of Five Percent or Less of a Class

                       Not applicable.


Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person

                       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                       Not applicable.

Item 8.            Identification and Classification of Members of the Group

                       Not applicable.

Item 9.            Notice of Dissolution of Group

                       Not applicable.

Item 10.           Certification

                       Not applicable.


                              Page 4 of 10 Pages

                                 SCHEDULE 13G

Issuer:  Cardima, Inc.                                 CUSIP Number: 14147M106

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1999             CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                     By:  CHASE CAPITAL PARTNERS,
                                            its General Partner



                                     By: /s/ Jeffrey C. Walker
                                        ------------------------------------
                                         Name:  Jeffrey C. Walker
                                         Title:    Managing General Partner


                              Page 5 of 10 Pages

                                 SCHEDULE 13G

Issuer:  Cardima, Inc.                                 CUSIP Number: 14147M106

                                 EXHIBIT 2(a)

                  This statement is being filed by Chase Venture Capital Associates, L.P. (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.


                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.


                            John R. Baron
                            Christopher C. Behrens
                            Mitchell J. Blutt, M.D.
                            Arnold L. Chavkin
                            I. Robert Greene
                            Michael R. Hannon
                            Donald J. Hofmann
                            Stephen P. Murray
                            John M. B. O'Connor
                            Brian J. Richmand
                            Shahan D. Soghikian
                            Jonas Steinman
                            Jeffrey C. Walker
                            Damion E. Wicker, M.D.

                  Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 50 California Street, Suite 2490, San Francisco, CA 94111.


                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.


                  The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.

                              Page 6 of 10 Pages

                                 SCHEDULE 13G

Issuer:  Cardima, Inc.                                 CUSIP Number: 14147M106

                                                                    SCHEDULE A


                           CHASE CAPITAL CORPORATION


                              Executive Officers


 Chairman & Chief Executive Officer               William B. Harrison, Jr.*
 President                                        Jeffrey C. Walker**
 Executive Vice President                         Mitchell J. Blutt, M.D.**
 Vice President & Secretary                       Gregory Meridith*
 Vice President                                   George E. Kelts**
 Assistant Secretary                              Robert C. Carroll*


                                   Directors


                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**


--------
 * Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.


** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                              Page 7 of 10 Pages

                                 SCHEDULE 13G

Issuer:  Cardima, Inc.                                 CUSIP Number: 14147M106


                                                                    SCHEDULE B


                        THE CHASE MANHATTAN CORPORATION


                              Executive Officers*

                   Walter V. Shipley, Chairman of the Board
                        Thomas G. Labrecque, President
             William B. Harrison, Jr., Vice Chairman of the Board
                Donald L. Boudreau, Vice Chairman of the Board
                   Marc Shapiro, Vice Chairman of the Board
                Joseph G. Sponholz, Vice Chairman of the Board
                  John J. Farrell, Director, Human Resources
       Frederick W. Hill, Director Corporate Marketing and Communication
                      William H. McDavid, General Counsel



                                  Directors**

                                           Principal Occupation or Employment;
 Name                                      Business or Residence Address
------                                     ----------------------------------

 Hans W. Becherer                          Chairman of the Board
                                           Chief Executive Officer
                                           Deere & Company
                                           8601 John Deere Road
                                           Moline, IL 61265

 Frank A. Bennack, Jr.                     President and Chief Executive Officer
                                           The Hearst Corporation
                                           959 Eighth Avenue
                                           New York, NY  10019

 Susan V. Berresford                       President
                                           The Ford Foundation
                                           320 East 43rd Street
                                           New York, NY  10017

--------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.

                              Page 8 of 10 Pages

                                 SCHEDULE 13G

Issuer:  Cardima, Inc.                                 CUSIP Number: 14147M106


                                           Principal Occupation or Employment;
 Name                                      Business or Residence Address
------                                     ----------------------------------

 M. Anthony Burns                          Chairman, President and CEO
                                           Ryder System, Inc.
                                           3600 N.W. 82nd Avenue
                                           Miami, FL  33166

 H. Laurance Fuller                        Chairman of the Board and
                                            Chief Executive Officer
                                           Amoco Corporation
                                           200 East Randolph Drive
                                           Chicago, IL  60601

 Melvin R. Goodes                          Chairman of the Board and
                                            Chief Executive Officer
                                           Warner-Lambert Company
                                           201 Tabor Road
                                           Morris Plains, NJ  07950

 William H. Gray, III                      President and
                                            Chief Executive Officer
                                           The College Fund/UNCF
                                           8260 Willow Oaks Corporate Drive
                                           P.O. Box 10444
                                           Fairfax, VA  22031

 George V. Grune                           Chairman of the Board and
                                            Chief Executive Officer
                                           The Reader's Digest Association, Inc.
                                           Chairman of the Board
                                           The DeWitt Wallace-Reader's Digest
                                            Fund
                                           Lila Wallace-Reader's Digest Fund
                                           Reader's Digest Road
                                           Pleasantville, NY 10570

 William B. Harrison, Jr.                  Vice Chairman of the Board
                                           The Chase Manhattan Corporation
                                           270 Park Avenue, 8th Floor
                                           New York, NY  10017-2070

 Harold S. Hook                            Retired Chairman of the Board
                                           American General Corporation
                                           2929 Allen Parkway
                                           Houston, TX  77019

 Helene L. Kaplan                          Of Counsel
                                           Skadden, Arps, Slate, Meagher & Flom
                                           919 Third Avenue - Room 29-72
                                           New York, NY  10022

 Thomas G. Labrecque                       President
                                           The Chase Manhattan Corporation
                                           270 Park Avenue, 8th Floor
                                           New York, NY  10017-2070


                              Page 9 of 10 Pages

                                 SCHEDULE 13G

Issuer:  Cardima, Inc.                                 CUSIP Number: 14147M106


                                           Principal Occupation or Employment;
 Name                                      Business or Residence Address
------                                     ----------------------------------

 Henry B. Schacht                          Retired Chairman of the Board and
                                            Chief Executive Officer
                                           Lucent Technologies, Inc.
                                           600 Mountain Avenue - Room 6A511
                                           Murray Hill, NJ  07974

 Walter V. Shipley                         Chairman of the Board
                                           The Chase Manhattan Corporation
                                           270 Park Avenue, 8th Floor
                                           New York, NY  10017-2070

 Andrew C. Sigler                          Retired Chairman of the Board
                                            and Chief Executive Officer
                                           Champion International Corporation
                                           1 Champion Plaza
                                           Stamford, CT 06921

 John R. Stafford                          Chairman, President and Chief
                                            Executive Officer
                                           American Home Products Corporation
                                           Five Giralda Farms
                                           Madison, NJ  07940

 Marina v.N. Whitman                       Professor of Business Administration
                                            and Public Policy
                                           The University of Michigan
                                           School of Public Policy
                                           411 Lorch Hall, 611 Tappan Street
                                           Ann Arbor, MI  48109-1220



                             Page 10 of 10 Pages